[SUTHERLAND ASBILL & BRENNAN LLP]



   FREDERICK R. BELLAMY
   DIRECT LINE: 202.383.0126
   Internet: fred.bellamy@sutherland.com


                                   May 6, 2009




VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


         Re:      Midland National Life Separate Account C
                  Form N-4, File No. 333-148008
                  Accession No. 0001076981-07-000065
                  Withdrawal of Filing Pursuant to Rule 477

Dear Commissioners:

         On behalf of the Midland National Life Separate Account C of Midland National Life Insurance Company, we hereby request that the above-referenced filing (the "Filing") under the Securities Act of 1933 be withdrawn, pursuant to Rule 477 under that Act.

         The Filing was made on December 12, 2007. The registration statement has not been declared effective and is not effective, and no securities were sold in connection with the Filing that is the subject of this request for withdrawal.

         If there are any questions or comments concerning this request, please contact the undersigned at (202) 383-0126. Thank you.

                                   Sincerely,

                               /s/ Frederick R. Bellamy

                                   Frederick R. Bellamy


FRB/atn
cc:      Terri Silvius
         Mark Cowan